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VIA EDGAR

Edwin Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TiVo Product HoldCo LLC Amendment No. 1 to Draft Registration Statement on Form 10 CIK No. 0001788999 Submitted December 22, 2021

Dear Mr. Kim:

We are in receipt of your comment letter dated January 11, 2022, regarding Amendment No. 1 to the Draft Registration Statement on Form 10 confidentially submitted on December 22, 2021 (the “Draft Registration Statement”) by TiVo Product HoldCo LLC (the “Company”). The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Draft Registration Statement discussed below. The comments are set forth below and are followed by the Company’s response. These changes will be reflected in the next Amendment to the Draft Registration Statement (“Amendment No. 2”), which the Company intends to confidentially submit on or about the date hereof. Capitalized terms not defined herein shall have the meanings set forth in Amendment No. 2.

Edwin Kim

May 11, 2022

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information, page 64

Comment 1:

You indicate that your pro forma presentation has been prepared to include transaction accounting and autonomous entity adjustments in accordance with Article 11. However, your presentation format only includes one column for transaction accounting adjustments. Please revise to include separate columns and adjustments for each. Refer to Article 11-02(11) of Regulation S-X.

Response 1:	The Company acknowledges the Staff’s comment and has revised the pro forma presentation on page 67 to page 68 to include an autonomous entity adjustments column in response to your comment.

Comment 2:

You indicate that the pro forma financial statements have been adjusted to give effect to the impact of, and transactions contemplated by, the separation and distribution agreement, the tax matters agreement, the transition services agreement and the employee matters agreement. Please clarify where these adjustments are included in your presentation.

Response 2:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has included a placeholder for the anticipated adjustments to give effect to the impact of, and transactions contemplated by, the separation and distribution agreement, the tax matters agreement, the transition services agreement and the employee matters agreement. The forms of these agreements are not yet available. The Company will respond more fully in a future filing when the forms of the agreements are finalized and the anticipated adjustments are quantifiable.

Comment 3:

Your disclosure indicates that you will incur costs to replace certain services historically provided to you by Xperi. Please tell us whether any of these costs were previously allocated to you by Xperi or will be provided pursuant to a transition services or other agreement. If not, tell us how you concluded these were not Management’s Adjustments. In this regard, tell us why you do not consider reductions or increases of previously allocated expenses by your parent to be a synergy or dis-synergy of the transaction. Refer to Item 11-02(a)(6) of Regulation S-X.

Response 3:

The Company acknowledges the Staff’s comment and advises the Staff that the historical financial statements included in the Form 10 include costs which have been allocated to [Xperi Product] on a reasonable basis to reflect the total costs of doing business under Staff Accounting Bulletin Topic 1.B.1. The Company believes adjustments to such historically allocated costs that are necessary to reflect expected total costs to be incurred by [Xperi Product] under the transition service agreement and/or other agreements are Autonomous Entity Adjustments in accordance with Item 11-02(a)(6) of Regulation S-X. The Company has revised page 68 to include a placeholder for the anticipated adjustment. The Company will respond more fully in a future filing when the agreements are finalized.

Edwin Kim

May 11, 2022

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (650) 470-4620 or Gregg Noel at (650) 470-4540.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Senior Staff Accountant

Kathleen Krebs, Special Counsel

Paul Davis, Chief Legal Officer and Corporate Secretary, Xperi Holding Corporation

Mike Ringler, Skadden, Arps, Slate, Meagher & Flom, LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom, LLP